                                                                   EXHIBIT 23(D)

                        CONSENT OF INDEPENDENT AUDITORS

The Board of Directors
Heublein Inc.:

We consent to the use of our report dated August 31, 1994, with respect to the Heublein Inc. and Affiliates statement of assets and liabilities related to the product lines acquired by Canandaigua Wine Company, Inc. as of August 5, 1994, and the related statements of identified income and expenses and cash flows for each of the years in the three-year period ended September 30, 1993, included herein and to the references to our firm under the headings "Selected Historical Financial Data" and "Experts" in the prospectus.

Our report refers to a change in the method of applying overhead to inventory.

                                          KPMG PEAT MARWICK LLP

Hartford, Connecticut

November 7, 1994